SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                             ONEIDA FINANCIAL CORP.
                                (Name of Issuer)
--------------------------------------------------------------------------------


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)
--------------------------------------------------------------------------------


                                  682478-1-0-2
                                 (CUSIP Number)
--------------------------------------------------------------------------------


                                Alan Schick, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2008
            (Name, Address, Telephone number of Person Authorized to
                      Receive Notices and Communications)
--------------------------------------------------------------------------------



                                December 30, 1998
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|




                         (Continued on following pages)
                                Page 1 of 6 Pages

CUSIP NO. 682478-1-0-2                                         Page 2 of 6 Pages


================================================================================
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Oneida Financial, MHC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D)
         OR 2(e)                                                             |_|

         Not Applicable
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER

         1,915,445
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

         -0-
--------------------------------------------------------------------------------
9.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER

         1,915,445
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,915,445
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC
================================================================================

CUSIP NO. 682478-1-0-2                                         Page 3 of 6 Pages


Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.10 par value per share ("Common Stock"), of Oneida Financial Corp., a Delaware stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 182 Main Street, Oneida, New York, 13421.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of Oneida Financial, MHC, a New York chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 182 Main Street, Oneida, New York, 13421.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and trustee of the Company ("Insiders"):

Trustees

Name                                                Occupation
----                                                ----------

Nicholas J. Christakos                            Investor and Consultant

Michael R. Kallet                                 President and Chief Executive Officer, The Oneida Savings Bank

Patricia D. Caprio                                Director of Development Programs, Colgate University

Edward J. Clarke                                  President, Kennedy & Clarke, Inc.

James J. Devine, Jr.                              Attorney, Kiley Law Firm, P.C.

John E. Haskell                                   President, Bailey & Haskell Associates, Inc.

William D. Matthews                               Chairman and Chief Executive Officer, Oneida, Ltd., and Director
                                                  of Conmed Corporation

Michael W. Milmoe                                 President, Canastota Publishing Co., Inc.

Richard B. Myers                                  Orthodontist, Orthodontic Associates, C.N.Y., P.C.

Frank O. White, Jr.                               Assistant Director of Athletics, Colgate University

Executive Officers Who Are Not Trustees

Name                                              Current Position
----                                              ----------------

Michael R. Kallet                                 President and Chief Executive Officer

Eric E. Stickels                                  Senior Vice President and Chief Financial Officer

Thomas H. Dixon                                   Senior Vice President/Credit Administration

CUSIP NO. 682478-1-0-2                                         Page 4 of 6 Pages


(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     In September, 1998, the Issuer was formed for the purpose of becoming the stock holding company of The Oneida Savings Bank (the "Bank"); and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the "Plan of Reorganization"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On December 30, 1998, 1,915,445 shares were issued to the Company, 1,594,593 shares were issued to depositors of the Bank and 70,162 shares were contributed to the The Oneida Savings Bank Charitable Foundation.

Item 4.  Purpose of Transaction
-------------------------------

     The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Bank to the stock form and the establishment of the Issuer and the Company, was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and trustees to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings bank. The transaction also gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. The holding company form of organization is expected to provide additional flexibility to diversify the Bank's business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions, as well as other companies. The Mutual Holding Company
Reorganization enables the Bank to better manage its capital by giving it broader investment opportunities through the holding company structure, and enables it to distribute capital to stockholders of Issuer in the form of dividends and stock repurchases. Due to the fact the Issuer only issued a minority of the Common Stock for sale in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

     However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP NO. 682478-1-0-2                                         Page 5 of 6 Pages


     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         a. As of December 30, 1998, the Company directly and beneficially owned 1,915,445 shares of the Issuer's Common Stock, which represented 53.5% of the issued and outstanding shares of Common Stock on such date.

         b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it.

         c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of December 30, 1998, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

         d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

CUSIP NO. 682478-1-0-2                                         Page 6 of 6 Pages



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                  ONEIDA FINANCIAL CORP.


                                  By:      /s/ Michael R. Kallet
                                           Michael R. Kallet
                                           President and Chief Executive Officer




Date: January 5, 1999